LEAD INVESTOR



**Tucker Newberry**

I have invested in Arum Health because I believe in its mission and its leadership. I have known Max Galindo for over 15 years and have seen him successful in federal IT sales. His success is based on his entrepreneurial thinking, technical know-how and dogged pursuit of his goals. He knows IT and has proved it in the direction of the development of Arum applications. He has lived through and navigated the healthcare environment in which his product suite is based. He has conceived of a family of health care applications that finds a niche in the behavioral care market that addresses the growing need to prevent readmissions to medical facilities. There is a need across the industry to meet the care needs of patients post hospital discharge. With Marce Casal, he has proven in the Nevada market that the Arum applications serve over 2,000 patients and their families and the care facilities where they are treated. Arum just needs to get the word out with a sales force that can articulate the value proposition that Arum Health brings to market.

**Invested $5,000 this round**